03 FEB 19 AM 7:21

SEGA CORPORATION
Corporate Planning Division
IR Department
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7072 facsimile: +81-3-5736-7066

February 13, 2003

Securities and Exchange Commission
Office of International Corporate Finance
stop 3-9
450 Fifth Street, N.W.
Washington D.C 20549

03003914

SUPPL

Re: SEGA CORPORATION
Rule 12g3-2(b) Exemption No. 82-3439

Dear Sir/Madam:

On behalf of SEGA CORPORATION ("SEGA"), enclosed is the following document required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1)(iii):

- Revision to the consolidated and non-consolidated financial results for the year ending March 31, 2003
- Consolidated and non-consolidated financial results for nine months ended December 31, 2002
- Notice on Business Combination

If you have any question about the enclosed materials, please contact Shoichi Yamazaki, +81-3-5736-7072.

Sincerely yours,

Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION

03 FEB 19 AM 7:21

February 13, 2003

To the parties concerned:

Name of the Company:	SAMMY CORPORATION
Name of the Representative:	Hajime Satomi President and Representative Director
(Code No.:	6426 First Section of the Tokyo Stock Exchange)
Name of Contact Person:	Kiyofumi Sakino Managing Director
Name of the Company:	SEGA CORPORATION
Name of the Representative:	Hideki Sato President and Representative Director
(Code No.:	7964 First Section of the Tokyo Stock Exchange)
Name of Contact Person:	Shoichi Yamazaki Officer of Business Planning Office

Notice on Business Combination

Notice is hereby given that SAMMY CORPORATION (President: Hajime Satomi; Head Office: Tokyo) and SEGA CORPORATION (President: Hideki Sato; Head Office: Tokyo) resolved at the meetings of their respective Board of Directors held on February 13, 2003 to combine their business with targeted effective date of October 1, 2003 and that they have entered into a memorandum of understanding pursuant to such resolutions, as described in the document attached hereto.

Any inquiry with respect to this matter should be directed to:

SAMMY CORPORATION:
Public Relations Department (contact person: Deguchi and Sasaki)
Investor Relations Group (contact person: Maruko and Hasegawa)
TEL: 03-5950-3790

SEGA CORPORATION:
Public Relations Department (contact person: Soga)
Securities Investor Relations Department (contact person: Yamazaki)
TEL: 03-5736-7111

The documents or audiovisual files that you are going to access may contain information subject to the regulation concerning insider trading in Securities Transaction Regulation No. 166. If you trade equity-related securities, including derivative instruments, of the Company within 12 hours of the announcement (before Feb. 14, 2003, 3:00JST) of related information, you may violate the insider trading regulation

February 13, 2003

To the parties concerned:

Name of the Company:	SAMMY CORPORATION
Name of the Representative:	Hajime Satomi President and Representative Director
(Code No.:	6426 First Section of the Tokyo Stock Exchange)
Name of Contact Person:	Kiyofumi Sakino Managing Director

Name of the Company:	SEGA CORPORATION
Name of the Representative:	Hideki Sato President and Representative Director
(Code No.:	7964 First Section of the Tokyo Stock Exchange)
Name of Contact Person:	Shoichi Yamazaki Officer of Business Planning Office

Notice of Business Combination

Notice is hereby given that SAMMY CORPORATION (President: Hajime Satomi; Head Office: Tokyo) and SEGA CORPORATION (President: Hideki Sato; Head Office: Tokyo) resolved at the meetings of their respective Boards of Directors held on February 13, 2003 to combine their businesses with targeted effective date of October 1, 2003 and that they have entered into a memorandum of understanding as described below.

1. Purpose of Business Combination

SAMMY CORPORATION was incorporated in 1975 as a company engaged in the development, manufacture and sale of amusement equipment such as game machines for commercial use and arrange-ball machines. Subsequently, the company expanded its product line to include pachinko slot machines and pachinko machines, which expansion has significantly contributed to the development of the company.

Under its corporate policy "moving forward with an enterprising spirit", SAMMY has been constantly challenging new ideas and developing new products and businesses with its creative and farseeing ability in the entertainment industry.

At present, SAMMY is promoting "NEWS" (New Entertainment World of Sammy), which will create a new entertainment world, as a strategic business for effectively reinvesting the resources gained by the company through the management of the pachinko and pachinko slot machine business and enabling the company to continue to grow in the middle to long term. The "NEWS" business consists of four segments -- amusement, new technology, contents and merchandizing -- and includes the planning, development and distribution of game machines for commercial use, game software for home use and original character goods. In the "NEWS" business, SAMMY is seeking to establish its presence as a global comprehensive entertainment company by way of vigorously offering, not only in Japan

but also in the global markets through its overseas network, products and services equipped with the SAMMY group's technical power in such four segments.

SEGA CORPORATION inaugurated its business in 1951 and was incorporated in 1960. Since then, SEGA, as a leading company engaged in the comprehensive entertainment business, has been developing its business on a global basis under its corporate policy "creation is life", with particular focus on three lines of business, namely the consumer products business, sales of amusement machines and operation of amusement centers.

In the consumer products business segment, SEGA, as a platform holder, has been promoting its business as a leader of the home game industry within and outside Japan for many years. At present, SEGA, with a multi-platform strategy, is engaging in the consumer products business as a prominent software publisher within and outside Japan. In the amusement machine sales segment, SEGA, as the largest vender of amusement machines within and outside Japan, contributes to the development of amusement games throughout the world through distribution of amusement machines to numerous amusement centers within and outside Japan. SEGA operates the largest number of amusement centers throughout Japan and is using its efforts and initiative to improve the condition of such amusement centers, thereby contributing to the current amusement center operation business as a whole. Thus, SEGA, as a leading company in the entertainment business, is seeking to be the No. 1 contents provider in the world through the development and offering of innovative products and technology and, in particular, digital interactive entertainment.

Both SAMMY and SEGA have reached basic agreement, and entered into a memorandum of understanding, with respect to their business combination (the "Business Combination"), for the purpose of maximizing their corporate value by combining both companies' management resources and maximizing synergistic effects with the aim of firmly establishing their position as a global and comprehensive entertainment company.

It is the belief of both SAMMY and SEGA that the company to be formed by the Business Combination will be able to establish its presence as an entertainment company unique in the world, which will offer products and services to a wide range of customers of all ages in the amusement, gaming and home game markets in the world. This goal will be able to be attained by utilizing, to the maximum extent possible, the synergistic effects of contents held by them in the amusement and consumer business categories and blending both companies' technical development ability, SAMMY's high growth power and SEGA's global brands.

2. Outline of Business Combination

(1) Timeline of Business Combination

Signing of the Memorandum of Understanding Concerning the Business Combination:	February 13, 2003
Signing of the Definitive Agreement Concerning the Business Combination:	Late May 2003 (scheduled)

General Meeting of Shareholders to Approve the Business Combination:	Late June 2003 (scheduled)
Effective Date of the Business Combination:	October 1, 2003 (scheduled)

(2) Method of Business Combination

With respect to the manner of the Business Combination, both companies will promptly establish a business combination committee consisting of members elected by and from both companies, which committee will study the best method through which to implement the Business Combination. Methods to be studied by the committee will include, but will not be limited to, merger, share transfer (*kabushiki iten*) and share exchange (*kabushiki kokan*). Procedures for the Business Combination and other relevant matters, including those relating to officers and employees, will also be studied by the committee.

(3) Representative of the Company to Be Formed by Business Combination

The President and Representative Director of the company to be formed by the Business Combination will be Hajime Satomi, the current President and Representative Director of SAMMY CORPORATION.

3. Outline of Parties to Business Combination

(1) Company Name	SAMMY CORPORATION	SEGA CORPORATION
(2) Description of Business	Development, manufacture and sale of pachinko slot machines and pachinko machines and their peripherals, amusement equipment for commercial use and TV game software for home use	Development, manufacture and sale of amusement equipment, operation of amusement centers, and development, manufacture and sale of consumer products
(3) Date of Incorporation	November 1, 1975	June 3, 1960
(4) Location of Head Office	23-2, Higashi Ikebukuro 2-chome, Toshima-ku, Tokyo	2-12, Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Hajime Satomi, President and Representative Director	Hideki Sato, President and Representative Director
(6) Paid-in Capital	8,007 million yen	127,582 million yen
(7) Total Number of Shares in Issue	53,503,800 shares	174,945,027 shares
(8) Shareholder's Equity	64,111 million yen	86,304 million yen

(9) Total Assets	120,200 million yen	184,752 million yen
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	877	877
(12) Major Suppliers and Customers	[Purchase]: Parusumo and Kaga Electronics [Sale]: Pachinko parlors throughout Japan, Sanyo Hanbai and Sony Computer Entertainment	[Purchase]: Hitachi Software Engineering [Sale]: Namco, Taito and Happinet
(13) Principal Shareholders and their Shareholding Ratio	Hajime Satomi 24.3% S.S. Planning Co., Ltd. 18.9% SFC Y.K. 8.0%	CSK Corporation 22.4%
(14) Main Banks	UFJ Bank Limited, Sumitomo Mitsui Banking Corporation and Mizuho Bank, Ltd.	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., The Sumitomo Trust & Banking Co, Ltd., UFJ Bank Limited and The Asahi Bank, Ltd.
(15) Relationship between Parties	Capital: Holding 100,000 shares as investment securities (0.05%)	Capital: -
	Personal: -	Personal: -
	Trading: -	Trading: -

Note: The above table is stated as of September 30, 2002.

Results of Operations for the Latest 3 Fiscal Years (Consolidated)

	SAMMY CORPORATION			SEGA CORPORATION		
	Year ended, March 31					
	2000	2001	2002	2000	2001	2002
Net Sales (million yen)	47,804	78,275	164,293	339,055	242,913	206,334
Operating Income (million yen)	6,128	19,798	54,022	(40,354)	(52,018)	14,201
Ordinary Profit (million yen)	6,025	19,759	53,768	(44,271)	(52,736)	12,471
Net Income (million yen)	2,497	10,748	23,906	(42,880)	(51,729)	(17,829)
Net Income per	212.11	423.98	452.44	(390.57)	(341.58)	(119.15)

Share (yen)						
Dividend per Share (yen)	40.00	60.00	50.00	-	-	-
Shareholders' Equity per Share (yen)	1,468.79	1,137.50	1,074.13	659.03	644.32	548.40

Note: "Dividend per Share" is stated on a non-consolidated basis.

4. Other Matters Relating to Business Combination

Other matters relating to the Business Combination will be discussed and decided by the business combination committee. The contents of the matters so decided by the committee will be set forth in a definitive agreement, which is scheduled to be executed in late May 2003.

03 FEB 19 AM 7:21

February 13, 2003
SEGA CORPORATION
Hideki Sato, President
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Revisions to the Forecasts for the Consolidated Business Results

SEGA CORPORATION has revised its results forecasts for the year ending March 31, 2003, which were initially announced on November 20, 2002. Details of the revisions are as follows.

1. Revisions to the Consolidated Results Forecasts for the Year Ending March 31, 2003

(1) Results Forecasts for the Year (April 1, 2002, to March 31, 2003)

Millions of yen

	Net Sales	Recurring Profit	Net Income
Initial Forecast (A)	200,000	9,000	5,000
Revised Forecast (B)	195,000	6,000	500
Difference (B-A)	(5,000)	(3,000)	(4,500)
Differential Ratio (%)	(2.5)	(33.3)	(90.0)
Previous Year	206,334	12,471	(17,829)

2. Revisions to Non-Consolidated Results Forecasts for the Year Ending March 31, 2003

(1) Results Forecasts for the Year (April 1, 2002, to March 31, 2003)

Millions of yen

	Net sales	Recurring Profit	Net Income (Loss)
Initial Forecast (A)	100,000	2,000	1,000
Revised Forecast (B)	97,000	1,800	(3,000)
Difference (B-A)	(3,000)	(200)	(4,000)
Differential Ratio (%)	(3.0)	(10.0)	-
Previous Year	106,550	4,718	(20,766)

3. Reasons for Revisions to the Consolidated Results Forecasts

The main reason for the revised forecast is due to factors concerning the consumer business.

SEGA forecasts that sluggish sales of "NFL 2K3," which was launched in the first half in the North America market, will have a big effect on our earnings.

At the end of the first half of this fiscal year, SEGA adjusted its accounting procedures to lower the product price, which took effect from the beginning of the holiday season. However, in the forth quarter, the sales units seem to be much lower than our target.

The sales volume of "NBA 2K3," which was launched in the second half, seems to be lower than our sales target, although SEGA anticipates it will etain in the No. 2 position in this category in the North America market.

In addition, in the domestic market, the release of "Initial D special stage(PS2)" and "J.LEAGUE Let's make a professional soccer Club! 3(PS2)" are quite certain to be delayed to next fiscal year.

Turning to the amusement business, regarding the amusement machine sales and the amusement center operations, SEGA forecasts that we will maintain our excellent condition, by riding on the strength of our product ability and operation know-how. Significantly, we forecast that amusement machine sales will exceed our targets. That being stated, however, with the present circumstance of economic slump and continuation of deflation, the domestic economic situation seems unstable.

As a result of these factors, SEGA anticipates 195 billion yen in consolidated net sales, 6 billion yen in consolidated recurring profit, and 0.5 billion yen in consolidated net income for fiscal year 2003.

4. Future Tasks and Reforming Measures

Regarding the consumer business, we are fully aware of the problems, including those in development systems, sales structures and cost calculation. We are thus taking corrective action in Japan, North America and Europe. Regarding the amusement business, we will keep strengthening our revenue base.

5. Reasons for Revisions to the Non-Consolidated Results Forecasts

Revisions were made to SEGA's non-consolidated results forecasts for the same reasons listed above regarding revisions to the consolidated results forecasts, with regard to the amusement machine sales, and consumer business, particularly domestic sales.

We anticipate an extraordinary loss of 4.7 billion yen, consisting of allowance for investment loss for North American subsidiary.

SEGA CORPORATION

Consolidated Financial Results for Nine Months Ended December 31, 2002

Company Name: SEGA CORPORATION
TSE Code: 7964
(URL http;//www.sega.co.jp)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo
Further Information: Shoichi Yamazaki
Tel: +81-3-5736-7111

1. Consolidated Results for 9 months ended September 30, 2002

1) Consolidated Results

(millions of yen)

	Net Sales	Operating Income	Recurring Profit	Net Income (Loss)
9 months ended December 31, 2002	150,697	9,396	8,869	3,981
Year ended March 31, 2002	206,334	14,201	12,471	(17,829)

(yen)

	Net Income (Loss) per share	Net Income per share after full dilution
9 months ended December 31, 2002	25.74	23.27
Year ended March 31, 2002	(119.15)	-

2) Consolidated Financial Data

(millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per share (yen)
December 31, 2002	219,441	87,995	40.1%	567.55
March 31, 2002	243,910	83,570	34.3%	548.40

(Reference) Non-consolidated business results for 9 months ended December 31, 2002

(millions of yen)

	Net Sales	Operating Income	Recurring Profit	Net Loss
9 months ended December 31, 2002	77,432	3,720	3,856	(180)
Year ended March 31, 2002	106,550	4,362	4,718	(20,766)

	Total Assets	Shareholders' Equity
December 31, 2002	176,861	80,894
March 31, 2002	214,557	79,966

2. Forecast for the Consolidated Financial Results for the year ending March 31, 2003

(millions of yen) (yen)

	Net Sales	Recurring Profit	Net Income	Net Income per share
Year ending March 31, 2003	195,000	6,000	500	3.22

(Reference) Non-consolidated business results for the year ending March 31, 2003

(millions of yen)

	Net Sales	Recurring Profit	Net Income	Dividend per share (yen)	
				At the end of the year	
Year ended March 31, 2002	97,000	1,800	(3,000)	0.0	0.0

(Notes)

1. Figures less than one million yen have been omitted.
2. The forecast is based on the management's assumptions regarding the economic environment and the Company's operating environment as of the date of the issuance of this information and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.

Consolidated Business Results and Financial Position for the 3rd Quarter Ended December 31, 2002

1. Business Review

1) Overview

During the 3rd quarter, due to the economic condition being sluggish and the Japanese market being in a deflationary process, the unstable economic condition in Japan continued. In addition, uncertainties caused by America's stance towards Iraq affected consumption spending.

During this situation, SEGA demonstrated itself to be a leading company in the entertainment and the amusement industries.

Its 3rd quarter business results were as follows.

The 3rd quarter results went almost as planned. Due to favorable results of amusement machine sales and amusement center operations, the consolidated net sales for the 9 months ending December 31, 2002 totaled ¥150,697 million, consolidated operating income amounted to ¥9,396 million, recurring profit amounted to ¥8,869 million, and consolidated net income amounted to ¥3,981 million.

2) Overview by Business Segment

(Amusement Machine Sales)
During the 3rd quarter, in Japan, not only our amusement center but also the other companies started to put more effort into opening new amusement centers. Because of this positive situation, both net sales and profit exceeded the plan. Especially "World Club Champion Football Serie A 2001-2002(WCCF)", which we released in the 1st half of the year, recorded a favorable result. Sales of "Virtua Striker 2002," "Initial D 2," and "The House of the Dead III," were favorable and sales of main products including "GENSOUBISYA" (seal printing machine), "Bingo Party Splash" (a medal machine), contributed to the profit. In overseas sales, the profitability is improving steadily, so the results were almost the same as planned.

(Amusement Center Operations)
In the Amusement Operation business, although market growth slowed at the end of November, stable market condition remained and sales at existing facilities rose one percent point compared with the same period of the previous year. In particular, stable revenue from "WCCF", synergy effect of "Initial D 2" with previous one and the introduction of "GENSOUBISYA", leading to the development of new customers, contributed to the profit. During this term, SEGA opened six

facilities and closed five facilities. We will continue to strive for efficiency. The results were almost the same as planned.

(Consumer Business)
Although domestic software sales during the 3rd quarter were as planned, the result of software sales in North America was below expectation, due to too many titles being released (by various publishers) in the holiday season.

In the Japan market, the main 3rd quarter titles, such as "Shinobi (PS2)", "Pantzer Dragoon Orta (Xbox)", "Sonic Advance 2 (GBA)", sold more than our plan and also titles like "Sonic Mega Collection (NGC)", "Super Monkey Ball 2 (NGC)" recorded fair sales.

In North America, sales of the main titles released during the 3rd quarter, including "Shinobi (PS2)", "Sonic Mega Collection (NGC)", "Phantasy Star Online 1&2 (NGC)", were almost same as planed or more, however, "NFL 2K3" our main sports game title did not sell as expected, even though we expected more favorable sales due to our reduction of the retail selling price. Furthermore, regarding "NBA 2K3", the results in this 3rd quarter were lower than expected, but it retained in the No. 2 position in this category in the North America market.

In Europe, the results were almost as planned, but SEGA could not achieve its targets due to postponement of some titles' release schedules to the 4th quarter.

2. Financial Position

Continuing efforts for the disposal or liquidation of the assets, including the sale of securities and other actions, SEGA's interest-bearing debt at the end of the 3rd quarter of the year was ¥84.2 billion, and consolidated cash and time deposits were ¥70.787 billion, and thus net debt was reduced ¥11.36 billion to ¥13.413 billion compared with the end of the first half of the year.

3. Reason for the Revisions of Forecasts for the Consolidated Business Results

The business results for the 3rd quarter were almost the same level as planned. Nonetheless, due to shrinking consumer spending, we expect that uncertainties of future economic conditions in entertainment and amusement industries in which we are engaged, to be grave.

Under these business circumstances, we expect to achieve the plan for Amusement Machine Sales and Amusement Center Operations, which will contribute to SEGA's profit.

On the other hand, in consumer business, although we are accelerating the structural reform plan in Japan, North America and Europe to improve the business structure, SEGA will revise the forecast for the business results for the year ending March 31, 2003, which was announced at November 20, 2002. The reasons of this revision are that main titles both "Initial D Special Stage" and "Sakatsuku 3" will be postponed to the next fiscal year, and SEGA expects the sales will be below expectation

for "NFL 2K3", which price we already cut through an accounting treatment at the six months closing.

(Cautionary Statement)
This forecast contains statements regarding business plan and other forward-looking statements. These statements are based on management's assumptions regarding the economic environment and SEGA's operating environment as of the date of the issuance of this release and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.

SEGA CORPORATION
February 13, 2003

Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
As of December 31, 2002, and March 31, 2002

(millions of yen)

ASSETS	**2002.12**	2002.3
Current Assets:		
Cash and time deposits	**70,787**	62,756
Notes and accounts receivable	**28,374**	31,495
Inventories	**10,359**	9,645
Other current assets	**13,390**	9,911
Less allowance for doubtful accounts	**(1,575)**	(1,811)
Total current assets	**121,336**	111,998
Property and Equipment		
Amusement machines and facilities	**11,523**	11,549
Building and structure	**20,295**	21,200
Land	**11,832**	11,834
Others	**4,118**	4,808
Total property and equipment	**47,772**	49,393
Intangible Fixed Assets	**5,833**	6,266
Investments and Advances		
Investment in securities	**18,809**	46,166
Fixed Leasehold deposits	**16,918**	17,771
Other investments	**16,399**	18,966
Less allowance for doubtful accounts	**(8,257)**	(7,595)
Total investments and advances	**43,870**	75,308
Deferred Charges	**629**	943
Total Assets	**219,441**	243,910

(millions of yen)

LIABILITIES	2002.12	2002.3
Current Liabilities:		
Notes and accounts payable	**20,471**	19,282
Short-term bank loans	**2,821**	29,208
Current portion of straight bonds	**1,000**	5,000
Current portion of long-term bank loans	**4,326**	1,740
Accrued expenses	**7,834**	17,882
Income taxes payable	**314**	4,823
Other current liabilities	**12,548**	10,988
Total current liabilities	**49,318**	88,925
Long-Term Liabilities		
Straight bonds	**2,000**	-
Convertible bonds	**56,807**	59,908
Long-term debt	**17,246**	3,456
Deferred income taxes	**99**	2,042
Accrued employees' retirement benefits	**3,764**	3,414
Accrued retirement benefits for directors and corporate directors	**130**	98
Other	**1,321**	1,627
Total long-term liabilities	**81,367**	70,547
Total Liabilities	**130,685**	159,473
Minority Interests in Consolidated Subsidiaries	**760**	866
Shareholders' Equity		
Common stock	-	125,406
Additional paid-in capital	-	124,916
Adjustment on revaluation of land	-	(9,280)
Accumulated deficit	-	118,037
Unrealized gain (loss) on investments in securities	-	2,586
Translation adjustment	-	(8,435)
Treasury stock	-	(33,585)
The Company's stock held by subsidiaries	-	-
Total Shareholders' Equity	-	83,570
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	-	243,910
Shareholders' Equity		
Common stock	**127,582**	-
Additional paid-in capital	**2,171**	-
Retained earnings	**10,759**	-
Adjustment of revaluation of land	**(9,280)**	-
Unrealized gain on investments in securities	**(741)**	-
Translation adjustment	**(8,856)**	-
Treasury stock	**(33,639)**	-
Total Shareholders' Equity	**87,995**	-
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	**219,441**	-

Consolidated Statement of Operations

SEGA and Consolidated Subsidiaries

For the term ended December 31, 2002 and the year ended March 31, 2002

(millions of yen)

	2002.12	2002.3
Net Sales	**150,697**	206,334
Cost of Sales	**107,588**	144,716
Gross profit	**43,109**	61,617
Selling, General and Administrative Expenses	**33,712**	47,416
Operating income	**9,396**	14,201
Non-Operating Income	**1,351**	2,348
Non-Operating Expenses	**1,878**	4,078
Recurring Profit	**8,869**	12,471
Extraordinary Income	**3,972**	6,128
Extraordinary Loss	**5,691**	32,893
Income (Loss) before income taxes and minority interests in earnings of consolidated subsidiaries	**7,150**	(14,293)
Income taxes		
Current	**1,900**	4,325
Deferred	**1,133**	(951)
Minority interests in Earnings of Consolidated Subsidiaries	**134**	161
Net Income (Loss) for the term	**3,981**	(17,829)

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than \1million have been omitted

Consolidated Statements of Retained Earnings (Deficit)

SEGA CORPORATION and Consolidated Subsidiaries

For Nine Months ended December 31, 2002 and the year ended March 31, 2002

(millions of yen)

	2002.12	2002.3
Deficit at Beginning of the Term	-	100,185
Increase in Deficit		
Directors' Bonus	-	23
Net Loss for the Term	-	17,829
Deficit at End of the Term	-	118,037
(Capital Surplus)		
Captal Surplus at Beginning of the Term	124,916	-
Increrase in Capital Surplus		
Conversion of convertible bonds	1,549	-
Exercise of warrants	622	-
Decrease in Capital Surplus		
Decrease in capital surplus due to disposition of losses	124,916	-
Capital Surplus at End of the Term	2,171	-
(Retained Earnings)		
Deficit at Beginning of the Term	118,037	-
Increase in Retained Earnings		
Net Income for the Term	3,981	-
Increase in retained earnings due to disposition of losses	124,916	-
Decrease in Retained Earnings		
Directors' Bonus	101	-
Retained Earnings at End of the Term	10,759	-

SEGA CORPORATION

February 13, 2003

SEGA CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED DECEMBER 31, 2002 AND THE YEAR ENDED MARCH 31, 2002

(millions of yen)

	Nine months ended December 31	Year ended March 31
	2002	2002
INCOME STATEMENTS		
Net sales	77,432	106,550
Cost of sales	59,286	82,029
Gross profit	18,145	24,520
SG&A expenses	14,425	20,157
Operating income	3,720	4,362
Non-operating income	2,767	4,117
Non-operating expenses	2,631	3,761
Recurring profit	3,856	4,718
Extraordinary gain	3,213	8,439
Extraordinary loss	9,915	33,534
Loss before income taxes	2,844	20,375
Income taxes	(2,663)	391
Net loss for the period	180	20,766
Loss carried forward from the previous term	5,389	120,586
Undisposed loss for the term	5,570	141,353

(millions of yen)

	Nine months ended December 31	Year ended March 31
	2002	2002
BALANCE SHEETS		
ASSETS		
Current assets	93,512	77,133
Property and equipment	27,416	28,232
Intangible fixed assets	3,438	3,736
Investments and advances	51,864	104,511
Deferred assets	629	943
Total assets	176,861	214,557
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	33,979	65,803
Long-term liabilities	61,987	68,787
Shareholders' equity	80,894	79,966
Total liabilities and shareholders' equity	176,861	214,557

Note: The above financial information was prepared using accounting principles generally accepted in Japan.